Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Enel Generación Costanera S.A.	Argentina	Costanera
Dock Sud S.A.	Argentina	Dock Sud
Enel Generación El Chocón S.A.	Argentina	El Chocón
Empresa Distribuidora Sur S.A.	Argentina	Edesur
Ampla Energia e Serviços S.A.	Brazil	Enel Distribución Río
EGP Cachoeira Dourada S.A.	Brazil	Cachoeira Dourada
Central Geradora Termelétrica Fortaleza S.A.	Brazil	Fortaleza
Enel Cien S.A.	Brazil	Cien
Companhía Energética de Ceará S.A.	Brazil	Enel Distribución Ceará
Enel Brasil S.A.	Brazil	Enel Brasil
CELG Distribuição S.A.	Brazil	Enel Distribución Goias
EGP Projetos I	Brazil	Volta Grande
Codensa S.A. E.S.P.	Colombia	Codensa
Emgesa S.A. E.S.P.	Colombia	Emgesa
Enel Generación Perú S.A.A.	Peru	Enel Generación Perú
Enel Distribución Perú S.A.A.	Peru	Enel Distribución Perú
Enel Generación Piura S.A.	Peru	Enel Generación Piura